     As filed with the Securities and Exchange Commission on April 30, 1998

                                                     Registration No. 333-______

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                 --------------

                              HANOVER DIRECT, INC.
             (Exact name of registrant as specified in its charter)

   Delaware                   1500 Harbor Boulevard                 13-0853260
(State or other            Weehawken, New Jersey 07087              (Employer
jurisdiction of                  (201) 863-7300                   Identification
incorporation                                                         Number)
or organization)

               (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 --------------

                                 Rakesh K. Kaul
                              Hanover Direct, Inc.
                              1500 Harbor Boulevard
                           Weehawken, New Jersey 07087
                                 (201) 863-7300

                       (Name, address, including zip code,
                      and telephone number, including area
                           code, of agent for service)

                                    Copy to:

                             Monte E. Wetzler, Esq.
                  Brown Raysman Millstein Felder & Steiner LLP
                              120 West 45th Street
                            New York, New York 10136
                                 (212) 944-1515

                                 --------------

      Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ___________.

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| __________.

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================================
                                                                                                    Proposed
                                                                                  Proposed           Maximum
                                                                                   Maximum          Aggregate            Amount of
                                                              Amount to be      Offering Price       Offering           Registration
Title of Each Class of Securities to be Registered             Registered        Per Share (1)       Price(1)               Fee
====================================================================================================================================
Common Stock, par value $.66-2/3 per share                     3,700,000            $3.25          $12,025,000           $3,547.38
------------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 of the Securities Act of 1933, as amended

                              ---------------------

      The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

================================================================================
                           Exhibit Index on Page II-2

PROSPECTUS

                                3,700,000 Shares

                              HANOVER DIRECT, INC.

                                  COMMON STOCK

                             ----------------------

      This Prospectus relates to the public offering from time to time of up to 3,700,000 shares (the "Shares") of common stock, par value $.66-2/3 per share (the "Common Stock"), of Hanover Direct, Inc., a Delaware corporation (the "Company"), by SMALLCAP World Fund, Inc. (the "Selling Stockholder"). The Shares were acquired by the Selling Stockholder on November 6, 1997 pursuant to a Stock Purchase Agreement dated November 4, 1997 between the Company and the Selling Stockholder. The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholder. The Company is paying the expenses for the registration of the Shares.

      The Selling Stockholder has not advised the Company of any specific plans for the distribution of the Shares, but it is anticipated that the Shares may be sold from time to time in transactions (which may include block transactions) on the American Stock Exchange at the market prices then prevailing. Sales of the Shares may also be made through negotiated transactions or otherwise. The Selling Stockholder and the brokers and dealers through which the sales of the Shares may be made may be deemed to be "underwriters" within the meaning set forth in the Securities Act of 1933, as amended (the "Securities Act"), and their commissions and discounts and other compensation may be regarded as underwriters' compensation. The period of distribution of the Shares may occur over an extended period of time, but which will not in any event be longer than nine months from the effective date of this Prospectus. The Selling Stockholder will pay agency or brokerage commissions incurred in the sale of the Shares. See "PLAN OF DISTRIBUTION."

      Reference is made to "RISK FACTORS" beginning on page 9 which contains material information that should be considered in connection with the securities being offered hereby.

      The Common Stock is traded on the American Stock Exchange (the "AMEX") under the symbol HNV. The closing price of the Common Stock on the AMEX on April 28, 1998 was $3-1/4 per share.


            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
               THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION NOR HAS THE SECURITIES AND
                   EXCHANGE COMMISSION OR ANY STATE SECURITIES
                     COMMISSION PASSED UPON THE ACCURACY OR
                        ADEQUACY OF THIS PROSPECTUS. ANY
                        REPRESENTATION TO THE CONTRARY IS
                               A CRIMINAL OFFENSE.


                 The date of this Prospectus is ________, 1998.

      No dealer, salesman or other person has been authorized to give any information or to make any representations not contained in or incorporated by reference in this Prospectus and, if given or made, such other information or representation should not be relied upon as having been authorized by the Company or any other person. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the securities offered hereby to any person or by anyone in any jurisdiction in which such offer or solicitation may not lawfully be made.

                             ----------------------

                              AVAILABLE INFORMATION

      The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (together with any amendments thereto, the "Registration Statement") under the Securities Act with respect to the Shares. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission and certain items of which may be contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission and to which reference is hereby made for further information with respect to the Company and the Common Stock. Items of information omitted from this Prospectus but contained in the Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission:
7 World Trade Center, New York, New York 10048, and Citicorp Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site (http: www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission.

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission referred to above. In addition, copies of such reports, proxy statements and other information concerning the Company may also be inspected and copied at the offices of the American Stock Exchange at 86 Trinity Place, New York, New York 10006, on which exchange the Common Stock is listed and traded.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents filed by the Company with the Commission are incorporated herein by reference: (a) the Annual Report on Form 10-K for the fiscal year ended December 27, 1997, and (b) the Registration Statement on Form 8-B (Registration No. 1-12082) filed with the Commission on June 14, 1993.

      All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective date of filing of each such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or suspended shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference herein, other than certain exhibits to such documents. Requests for such documents should be directed to Investor Relations and Corporate Communications, Hanover Direct, Inc. at 1500 Harbor Boulevard, Weehawken, New Jersey 07087 or telephone number (201) 863-7300.

         PRIVATE SECURITIES LITIGATION REFORM ACT SAFE HARBOR STATEMENT

      This Prospectus (including the documents incorporated by reference herein) contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) and information relating to the Company that is based on the beliefs of the management of the Company, as well as assumptions made by and information currently available to the management of the Company. When used in this Prospectus, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. For a discussion of such risks, see "RISK FACTORS." Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                   THE COMPANY

      Hanover Direct, Inc. (the "Company") is a leading specialty direct marketer with a diverse branded portfolio of home fashions, general merchandise, men's and women's apparel and gift catalogs delivered via direct mail and electronic commerce. In December 1996, the Company regrouped its catalog titles so that all significant decisions, including those regarding market positioning and strategy, merchandising, circulation levels, catalog design, inventory management and cash management, are made by management of each of six brand groups -- Home Fashions-Mid-Market brands, Home Fashions-Upscale brands, General Merchandise brands, Women's Apparel brands, Men's Apparel brands and Gift brands groups - each consisting of one or more catalog titles. All of these brand groups have continued to utilize the Company's common systems platform and central purchasing, telemarketing, fulfillment, distribution and administrative functions.

      The Company's Home Fashions-Mid-Market brands include Domestications(R), a leading specialty home fashions catalog. The Home Fashions-Upscale brands include The Company Store(R), a direct marketer of upscale home fashions focusing on high quality down comforters and other down and related products for the home, including sheets and towels, and Kitchen & Home(R), an upscale kitchen and home product catalog. The General Merchandise brands include Improvements(R), a do-it-yourself home improvements catalog, The Safety Zone(R), a direct marketer of safety, prevention and protection products, and Colonial Garden Kitchens(R), featuring work-saving and lifestyle-enhancing items for the kitchen and home. The Women's Apparel brands include Silhouettes(R), featuring everyday, workout, special occasion and career fashions for larger sized women, and Tweeds(R), the European-inspired women's fashion catalog. The Men's Apparel brands include International Male(R), offering unique men's fashions with an international flair, Austad's(R), a direct marketer of golf equipment, apparel and accessories, and Undergear(R), a leader in activewear, workout wear and fashion underwear for men. The Gift brands include Gump's By Mail(R), a leading upscale catalog of jewelry and luxury gifts, and Gump's, the well known retail store based in San Francisco.

      The Company reviews its portfolio of catalogs as well as new opportunities to acquire or develop catalogs from time to time. No catalogs were discontinued during the 1996 or 1997 fiscal years.

      During 1997, the Company mailed approximately 244 million catalogs. The Company maintains a proprietary customer list currently containing approximately 12 million names of customers (down from approximately 14 million names in 1996 and 18 million in 1995) who have made purchases from at least one of the Company's catalogs within the past 36 months. Over 4 million of the names on the list represent customers who have made purchases from at least one of the Company's catalogs within the last 12 months (down from approximately 6 million names in 1996 and 7 million in 1995).

      In December 1996, the Company announced a plan to reduce its annual operating costs on continuing catalogs by approximately $50 million starting January 1, 1997. Actual cost savings under this plan were in excess of $60 million in 1997.

      The Company is incorporated in Delaware, with its principal executive office at 1500 Harbor Boulevard, Weehawken, New Jersey 07087. The Company's telephone number is (201) 863-7300. Richemont Finance S.A. ("Richemont"), a Luxembourg public company, owns approximately 19.4% of the Company's Common Stock on a fully diluted basis. Richemont is an affiliate of Compagnie Financiere Richemont, A.G., a Swiss public company engaged in luxury goods, tobacco and other businesses ("Richemont A.G."). NAR Group Limited, a

British Virgin Islands corporation (together with its affiliates, "NAR"), owns approximately 45.2% of the Company's Common Stock on a fully diluted basis. NAR, a private investment holding company, is a joint venture between the family of Alan G. Quasha, a director and the Chairman of the Board of the Company, and Richemont. Richemont beneficially owns 64.6% of the Company's Common Stock on a fully diluted basis (such percentage does not include any shares of Common Stock which Richemont would acquire if it were to exercise its option under the Reimbursement Agreement (as hereinafter defined) with the Company; see "RECENT DEVELOPMENTS--Credit Arrangements" and "RISK FACTORS--Relationship with NAR and Richemont"). The Company is a successor in interest to The Horn & Hardart Company, a restaurant company founded in 1911, and Hanover House Industries, Inc., founded in 1934.

                               RECENT DEVELOPMENTS

Credit Arrangements

      In November 1995, the Company entered into a $75 million secured credit facility (the "Credit Facility") with Congress Financial Corporation ("Congress") consisting of a three-year revolving line of credit of up to $65 million and two two-year term loans aggregating $10 million. The revolving facility carries an interest rate of 1.25% above the prime rate, currently 9.75%, and the term loan carries an interest rate of 1.5% above the prime rate, currently 10.0%. The Credit Facility is secured by all assets of the Company other than certain receivables. At December 27, 1997, the Company had no outstanding borrowings under the revolving facility (excluding approximately $3.0 million of documentary and standby letters of credit) and approximately $7.9 million outstanding under the term loans, which were originally due November 1997 and were extended to November 1998. Remaining availability under the Credit Facility was $29.0 million at December 27, 1997. Due to the seasonal nature of its business, the Company was required to make substantial borrowings under the revolving facility in the first quarter of 1998; the Company had sufficient availability for such borrowings. Under the Credit Facility, the Company is required to comply with certain restrictive debt covenants, including maintaining minimum levels of net worth and working capital. In December 1996, the minimum net worth covenant was lowered to $70 million. On March 26, 1997, Congress agreed to waive certain defaults and further reduce the working capital and net worth covenants for fiscal 1997 as follows:

            Working Capital (as defined) in
            the Credit Facility                                Amount
            ---------------                                    ------
            January through May 1997                    $   (5,000,000)
            June through November 1997                  $            0
            December 1997 and thereafter                $  (10,000,000)

            Net Worth                                          Amount
            ---------                                          ------
            January through May 1997                    $   14,000,000
            June 1997 and thereafter                    $   21,500,000

Congress also agreed at that time to amend the covenant relating to material adverse changes so that measurement thereunder would commence from December 28, 1996. The amount that can be borrowed under the Credit Facility is based on percentages of acceptable inventory and accounts receivable as reported to Congress from time to time. Congress began lowering the advance rate for inventories in November 1996 and continued to reduce it until a new inventory appraisal was completed in March 1997. The advance rate remained the same through the balance of 1997. In November 1997, a new inventory appraisal was completed and negotiations for the refinancing of the Credit Facility commenced. Under the terms of the re-negotiated Credit Facility, effective March 1998, the inventory advance rate was increased, interest rates were reduced and the Credit Facility was extended to January 31, 2001.

      In September 1996, Intercontinental Mining & Resources Incorporated, an affiliate of NAR ("IMR"), loaned the Company $10 million, as evidenced by a subordinated promissory note in the amount of $10 million (the "IMR Promissory Note"). Such loan bore interest at the prime rate plus 1.5%, was due on November 14, 1996 and, if it was not repaid before May 15, 1997, was convertible at the option of NAR into shares of Common Stock at the lower of the fair market value thereof on the date of execution or the then current fair market value thereof. The IMR Promissory Note was subordinate to the Credit Facility and excluded from the working capital covenant calculation. NAR applied this $10 million note to acquire $10 million of the Company's Common Stock in the 1997 Rights Offering (see "1997 Rights Offering").

      In December 1996, the Company finalized its agreement (the "Reimbursement Agreement") with Richemont that provided the Company with up to approximately $28 million of letters of credit through Swiss Bank Corporation, New York Branch. The three letters of credit, which were to expire on February 18, 1998, carry an interest rate of 3.5% above the prime rate, currently 12.0%, payable to Richemont quarterly on amounts drawn under the letters of credit. The Company also agreed to pay a facility fee equal to 5% of the principal amount of the letters of credit, as well as all other fees incurred in connection with providing the facility. In the event that the Company has not paid in full, by the expiration date, any outstanding balances under the letters of credit, Richemont shall have the option, exercisable at any time prior to payment in full of all amounts outstanding under the letters of credit, to convert such amount into Common Stock of the Company at the mean of the bid and ask prices of the Company's Common Stock on November 8, 1996, or the mean of the bid and ask prices of the Company's Common Stock on each of the thirty days immediately prior to the date of exercise of the conversion privilege. The Reimbursement Agreement is subordinate to the Credit Facility. On December 5, 1996, Richemont advanced the Company $10 million against the anticipated $28 million line of credit. The Company repaid the $10 million loan after the letter of credit agreement was in place on December 19, 1996. In November 1997, Richemont definitively agreed to extend its guarantee under the Reimbursement Agreement to March 30, 1999. As consideration for this transaction, the Company agreed to pay to Richemont a fee of 4% of the principal amount of each letter of credit aggregating $1,073,483.28. The extension required the approval of Congress and Swiss Bank, which approvals were obtained in February 1998, and was subject to certain other conditions. On February 18, 1998, the extension of the Richemont guarantee and the closing of this transaction were consummated. Accordingly, the expiration dates of the letters of credit were extended through March 30, 1999, and the letters of credit were amended to reflect the assignment of all obligations thereon from Swiss Bank, New York Branch to Swiss Bank, Stamford Branch.

1997 Rights Offering

      The Company commenced a $50 million rights offering (the "1997 Rights Offering") on April 29, 1997. Holders of record of the Company's Common Stock and Series B Convertible Additional Preferred Stock, par value $.01 and stated value $10.00 per share (the "Series B Preferred"), as of April 28, 1997, the record date, were eligible to participate in the 1997 Rights Offering. The rights were exercisable at a price of $.90 per share. Shareholders received .38 rights for each share of Common Stock held and .57 rights for each share of Series B Preferred held as of the record date. The 1997 Rights Offering expired on May 30, 1997, with 55,654,623 rights to purchase shares exercised, and it closed on June 6, 1997.

      Richemont entered into a standby purchase agreement (the "Richemont Standby Purchase Agreement") to purchase all shares not subscribed to by shareholders of record at the subscription price. Richemont purchased 40,687,970 shares in the 1997 Rights Offering and, as a result, then owned approximately 20.3% of the Company. The Company paid in cash, from the proceeds of the 1997 Rights Offering, to Richemont on the closing date approximately $1.8 million, which represented an amount equal to 1% of the aggregate offering price of the aggregate number of shares issuable upon closing of the 1997 Rights Offering other than with respect to the shares of Common Stock held by NAR or its affiliates plus an amount equal to one-half of one percent of the aggregate number of shares acquired by NAR upon exercise of their rights (Standby Fee) plus an amount equal to 4% of the aggregate offering price in respect to all unsubscribed shares (Take-Up Fee). In connection with the entering of the Richemont Standby Purchase Agreement, the Company named two

Richemont representatives, Messrs. Jan P. du Plessis and Howard M.S. Tanner, to its Board of Directors (the "Board") at the 1997 Annual Meeting of Shareholders. Messrs. du Plessis and Tanner filled positions vacated by the resignations of Geraldine Stutz and Jeffery R. Laikind. Mr. Mehta was nominated and elected to the Board in 1997 to fill a newly created Board position. In addition, Messrs. du Plessis and Tanner were named to the Audit, Executive and Stock Option & Executive Compensation Committees of the Board.

      On April 26, 1997, NAR irrevocably agreed with the Company, subject to and upon the consummation of the 1997 Rights Offering, to exercise certain of the rights distributed to it for the purchase of 11,111,111 shares of Common Stock that had an aggregate purchase price of approximately $10 million. NAR agreed to pay for and the Company agreed to accept as payment for the exercise of such rights the surrender by NAR of the principal amount due under a subordinated promissory note dated September 1996 due by the Company to Intercontinental Mining & Resources Incorporated, an affiliate of NAR ("IMR"), in the principal amount of $10 million the ("IMR Promissory Note") and cancellation thereof.

      In order to facilitate vendor shipments and to permit the commencement of the Company's plan to consolidate certain of its warehouse facilities, Richemont advanced $30 million as of April 23, 1997 against its commitment to purchase all of the unsubscribed shares pursuant to the Richemont Standby Purchase Agreement. The Company then executed a subordinated promissory note in the amount of $30 million to evidence this indebtedness (the "Richemont Promissory Note") which was repaid out of the proceeds of the 1997 Rights Offering.

      The Company issued 55,654,623 shares as a result of the 1997 Rights Offering, which generated gross cash proceeds of approximately $40 million (after giving effect to the acquisition and exercise by NAR of rights having an aggregate purchase price of $10 million, which were paid for by the surrender and cancellation of the IMR Promissory Note). The proceeds of the 1997 Rights Offering were used by the Company: (i) to repay the $30 million principal amount outstanding under the Richemont Promissory Note, and (ii) for working capital and general corporate purposes including repayment of amounts outstanding under the Credit Facility with Congress.

                                  RISK FACTORS

      In addition to all the other information contained in this Prospectus and the documents incorporated by reference, prospective purchasers should consider the risk factors set forth below prior to deciding whether to invest in the Shares offered hereby.

Operating Losses; Future Operating Results

      The Company has recently experienced operating losses. The Company reported a net loss of $10.9 million, or $(.06) per share, for the year ended December 27, 1997 compared to a net loss of $104 million, or $(.93) per share, for the prior year. The 1996 extraordinary item of $1.1 million, or ($.01) per common share relates to the early extinguishment of debt. After giving effect to the extraordinary item, the net loss for 1996 was $105 million, or ($.94) per common share. Per share amounts are expressed after deducting preferred dividends of $.2 million in both 1997 and 1996. Revenues decreased for the year ended December 27, 1997 to $558 million from $700 million for 1996. The Company recorded a loss from operations of $1.8 million in 1997, or (0.3)% of revenues, compared to a loss from operations of $94.5 million, or (13.5)% of revenues, for 1996.

      The net loss in 1997 was primarily a result of the costs associated with certain catalogs refining their targeted customers and merchandise offerings. Such redefinition caused these specific catalogs to incur higher than normal merchandise and advertising costs in 1997, although such costs were less than in 1996. Also contributing to the net loss were tight vendor credit conditions, which caused postage and warehousing costs, while improved over 1996, to be less than optimal, although vendor credit conditions have improved subsequent to the 1997 Rights Offering for certain of the Company's catalogs. See "RISK FACTORS--Competition," "--Dependence on Suppliers" and "--Tightening of Vendor Credit." In addition, the Company also incurred costs in connection with the upgrade of its management information systems. See "RISK FACTORS--Costs Associated with Computer Systems Conversion." Whether the Company is able to return to positive net income will depend on its ability to increase catalog sales and to effectively monitor and control costs. There can be no assurance that the Company's future operations will generate net income. Furthermore, future operating results depend upon many factors, the unfavorable outcome of which would adversely affect the Company's results of operations. These factors include general economic conditions, the ability of the Company to continue to attract and retain customers successfully, the Company's ability to attract and retain at all levels appropriate management talent, the level of competition and the Company's ability to successfully identify, forecast and respond to customer preferences and fashion trends. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS" in the Company's Annual Report on Form 10-K for the fiscal year ended December 27, 1997. In addition, to the extent the Company's revenues continue to decline, the Company many lose the critical mass it needs to cover fixed overhead costs.

Importance of Liquidity to the Company's Existence

      As of December 27, 1997, the Company had borrowed none of the $29 million available under the Credit Facility and had approximately $14.8 million of cash on hand. Due to the seasonal nature of its business, the Company was required to make substantial borrowings under the revolving facility in the first quarter of 1998; the Company had sufficient availability for such borrowings. There is no assurance that the Company will not continue to sustain losses that must be funded by the Company. See "THE COMPANY" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS" in the Annual Report on Form 10-K for the fiscal year ended December 27, 1997.

Tightening of Vendor Credit

      As a result of the operating losses mentioned above (see "RISK FACTORS--Operating Losses; Future Operating Results"), the Company experienced a tightening of vendor credit in the fourth quarter of 1996 with respect to certain of its catalogs which impacted the Company's ability to obtain merchandise on a timely basis. This resulted in higher backorder levels (unfilled orders) and increased fulfillment costs with respect to such catalogs, which negatively impacted the Company's operating results. These higher backorder levels negatively affected initial order fulfillment rates, which resulted in higher fulfillment expense due to increased split shipments and warehouse handling costs with respect to those catalogs. Although vendor credit restrictions have improved since the completion of the 1997 Rights Offering, there can be no assurance that creditors will not reinstitute more stringent terms should operating losses continue. See "RISK FACTORS--Dependence on Suppliers."

Capital Intensity of Mail Order Catalog Business; Need for Self-Funding

      The capital intensity of the mail order catalog business has increased in recent years, requiring companies to make a permanent investment in working capital to fund systems to increase customer service, increase warehousing to speed delivery time, raise inventory to increase fill rates and offer more credit to increase customer response rates in order to remain competitive. As a result, the mail order catalog industry's fixed costs have increased in recent years, resulting in higher break-even rates than previously experienced. At the same time, the sources of financing for mail order catalog companies have shrunk due to the number of bankruptcies in the industry and the high percentage of intangible assets owned by such companies (to which traditional lenders frequently will not ascribe value as collateral for purposes of establishing lending limits), increasingly requiring such companies to self-fund growth. There is no assurance that the Company will have adequate funds to invest in working capital or the resources to self-fund growth or to take advantage of opportunities in the industry. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS" in the Company's Annual Report on Form 10-K for the fiscal year ended December 27, 1997.

Reduction in Customer Lists

      During 1997, the Company mailed approximately 244 million catalogs. The Company maintains a proprietary customer list currently containing approximately 12 million names of customers (down from approximately 14 million names in 1996 and 18 million in 1995) who have made purchases from at least one of the Company's catalogs within the past 36 months. Over 4 million of the names on the list represent customers who have made purchases from at least one of the Company's catalogs within the last 12 months (down from approximately 6 million names in 1996 and 7 million in 1995). To the extent the Company's customer list continues to decline, it may have a material adverse impact on the Company's future revenues and growth potential.

Increases in Costs of Mailing and Paper

      The Company mails its catalogs and ships most of its merchandise through the United States Postal Service ("USPS"). In 1997, catalog mailing and product shipment expenses represented approximately 14% of revenues, as compared to approximately 18% of revenues in 1996. The USPS announced a proposed increase in mailing rates that will take effect in mid-1998. The Company is currently investigating ways to mitigate the effects of these expected increases. If the Company does not successfully develop any such plan, it may have a material adverse effect on its results of operations. The United Parcel Service ("UPS") raised its rates for domestic deliveries by 3.6 percent for ground rates and 3.3 percent for air rates effective February 7, 1998. The Company expects its actual UPS costs to exceed the stated percentage increases and is investigating alternatives to minimize this impact. There can be no assurance that such increased costs will not have an adverse impact on the Company's results of operations.

      The Company also experienced substantial price increases in 1997 for paper that is used in the production of its catalogs. Further increases in postal rates or paper costs may have a material negative impact on the Company's results of operations to the extent that the Company is unable to offset any such increases by raising selling prices or by implementing more efficient mailing, delivery and order-fulfillment systems.

Loss of New Fulfillment Facilities

      Although the Company maintains business interruption insurance for its primary facilities and other insurance for its business, a partial or total loss of one or more of these consolidated facilities may have a material adverse effect upon the Company's financial position and results of operations. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS" in the Company's Annual Report on Form 10-K for the fiscal year ended December 27, 1997.

Costs Associated with Computer Systems Conversion

      The Company is continuing to upgrade its management information systems by implementing new integrated software and migrating from a centralized mainframe to mid-range mini-computers. As of December 27, 1997, the Company had invested approximately $18.1 million of capitalized costs in such systems and anticipates capital expenditures of approximately $.5 million to complete the conversion. The Company completed bringing all of its catalogs on-line to the mid-range computer systems in 1997. The Company has incurred approximately $3.4 million and $3.6 million of costs associated with the amortization of capitalized software for 1996 and 1997, respectively. The new management information systems have been designed to meet the Company's requirements as a high-volume publisher of multiple catalogs and to permit the Company to achieve substantial economies of scale and improvements in the way its financial, merchandising, inventory, telemarketing, fulfillment and accounting functions are performed. There have been costs associated with maintaining duplicate facilities and certain inefficiencies and difficulties, including lower levels of customer service, in working with the new systems and maintaining duplicate systems as the transition process continued. There is no assurance that the new systems will achieve the goals established by the Company.

Call Center Services Agreement

      In the first quarter of 1997, the Company entered into a three-year call center services agreement with MCI Communications Corp. In connection therewith, the Company agreed to guarantee certain levels of call volume, with certain exceptions, which will create a liability in the event such levels of call volume are not achieved for whatever reason. In the event such levels of call volume are not achieved, the Company's results of operations may be adversely effected.

Implementation of Improved Inventory Procedures

      During certain prior periods, the Company maintained a higher level of inventory than is consistent with satisfactory product contribution margins. In the latter part of 1996, the Company began implementing a plan to reduce the amount of such inventory. Inventories amounted to $64.3 million at December 27, 1997, as compared to $67.6 million at December 28, 1996. Inventory turned 3.8 times in both 1996 and 1997. The Company has initiated additional procedures to monitor and control its inventory position. There is no assurance that these new procedures will be effective. In the event the Company cannot maintain these procedures successfully, there may be an adverse effect on the Company's results of operations.

Consumer Spending

      The success of the Company's operations depends upon a number of factors relating to consumer spending, including future economic conditions affecting disposable consumer income such as employment, business conditions, interest rates and taxation. There can be no assurance that weak economic conditions or changes in the retail environment or other economic factors that impact the level of consumer spending will not have a material adverse impact on the Company.

Credit Risks

      Several of the Company's catalogs, including Domestications(R), International Male(R) and Gump's(R), offer their own private label credit cards. The Company has a five year $75 million credit facility with General Electric Credit Corporation ("GECC") expiring in the year 2000 which provides for the sale and servicing of accounts receivable originating from the Company's revolving credit cards. GECC's servicing responsibilities include credit processing, collections, billing/payment processing, reporting and credit card issuance. The Company is required to maintain certain financial covenants related to this agreement which the Company failed to maintain, but has received a waiver for the event of default at December 27, 1997. There can be no assurance that the Company will not experience an event of default under the GECC credit facility in the future or, if such an event of default does occur, that the Company will be able to obtain a waiver of such default. In such an event, the Company would be forced to seek refinancing, and there can be no assurance that the Company could obtain refinancing on terms acceptable to it.

      In addition, the Company intends to increase deferred billing and installment arrangements offered to customers, reflecting a trend in the mail order catalog industry. The increased use of private label credit cards and deferred billing and installment arrangements could be costly to the Company since losses under these plans must be funded by the Company. The Company's bad debt expense at December 27, 1997 was approximately $4.0 million for the year then ended, while at December 28, 1996 it was approximately $6.8 million for the year then ended. There is no assurance that the use of private label credit cards and deferred billing arrangements will not lead to higher bad debt expenses.

Costs Associated with Discontinued Catalogs

      As a result of discontinuing catalogs, the Company incurs costs related to write-downs of merchandise in the discontinued catalogs to net realizable value at the time of discontinuance. Such costs are estimated at the time of discontinuance based on factors known at the time. As additional information becomes known, the Company adjusts such estimates. Although no catalogs were discontinued during the 1996 or 1997 fiscal years, the Company may discontinue additional catalogs, although it currently has no plans to do so, which could have a material adverse affect on the Company.

Adjustments in Carrying Value and Useful Life

      The Company assesses the carrying value and the economic useful life of goodwill related to acquired businesses on an ongoing basis based on such business' prior and future operating income and estimated net cash flows. The Company recognized an impairment loss of approximately $22.0 million in fiscal 1996, which was primarily composed of the write-off of goodwill and mailing lists associated with Tweeds(R), The Safety Zone(R) and Austad's(R). At December 27, 1997, the Company had net goodwill and mailing lists valued at $18.0 million. There can be no assurance that the Company will not adjust the carrying value and the economic useful life of goodwill and mailing lists in the future.

Competition

      The mail order catalog business is highly competitive. The Company's catalogs compete with other mail order catalogs, both specialty and general, and retail stores, including department stores, specialty stores and discount stores. A number of the Company's competitors have substantially greater financial, distribution and marketing resources than the Company. In addition, due to the increased fixed costs experienced by the mail order catalog industry in recent years, the Company, due to its limited financial resources, may be at a competitive disadvantage as compared to companies with substantially greater financial resources, which will have a greater ability to meet these costs. See "RISK FACTORS--Importance of Liquidity to the Company's Existence." The recent substantial sales growth in the direct marketing industry has encouraged the entry of many new competitors and an increase in competition from established companies.

Seasonality

      The Company has experienced substantially increased sales in the fourth quarter of each year as compared to the first three quarters, due in part to the Company mailing more catalogs in the second part of the year and to the decrease in apparel sales as a percentage of total Company sales. As a result, the fourth quarter is increasing in importance to the Company's results of operations. In the fourth quarter of 1997, the Company reported net income of $4.8 million. However, the Company observed that customers waited until later in the quarter to order merchandise from the Company's catalogs in order to benefit from promotions, following a trend which affected the retail industry as a whole. In addition, many of such customers elected to take advantage of the Company's deferred billing arrangements or to use the Company's credit cards. Accordingly, and for other reasons that the Company is not able to foresee, there can be no assurance that the Company's fourth quarter operations will continue to meet expectations.

Dependence on Suppliers

      The Company's profitability depends upon its obtaining competitive terms from the merchandise vendors for its catalogs. In the fourth quarter of 1996 and the first half of 1997, due to concerns with respect to continuing operating losses at the Company, certain of the Company's vendors tightened the terms available to some of the Company's catalogs, resulting in higher back-order levels and increased fulfillment costs for those catalogs which had a negative impact on the Company's operating results. The Company believes that as a result of the completion of the 1997 Rights Offering and the recent extension of the Reimbursement Agreement, the Company has returned to normal trade terms with certain suppliers and will eventually return to normal trade terms with all suppliers; however, if the Company continues to experience operating losses, the Company may not be able to obtain such terms or sufficient quantities of merchandise on a cost-effective and timely basis to satisfy customer demand. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS" in the Company's Annual Report on Form 10-K for the fiscal year ended December 27, 1997.

Foreign Sourcing

      Approximately 9% of the Company's merchandise is purchased directly from foreign suppliers located principally in China, Hong Kong, India and Portugal. Such suppliers generally require the Company to post letters of credit relating to the merchandise purchased by the Company, increasing the Company's capital requirements. The Company's business is subject to the risks generally associated with conducting business abroad, including adverse fluctuations in currency exchange rates (particularly those of the U.S. dollar against certain foreign currencies), changes in import duties or quotas, the imposition of taxes or other charges on imports, disruptions or delays in shipments and transportation, labor disputes and strikes. The Company minimizes such risks by making foreign purchases in U.S. dollars and does not generally utilize hedging instruments. The occurrence of any one or more of the foregoing could adversely affect the Company's financial position or results of operations.

Dependence on Management

      The success of the Company's operations depends in part on its ability to attract and retain skilled management personnel. The Company recently retained a new President and Chief Executive Officer, Rakesh K. Kaul, who is continuing to build a management team. Management turnover at the Company and within the entire industry has been high.

Tax Loss Carryforwards

      Realization of certain future tax benefits of the Company (for example, certain existing net operating loss carryforwards ("NOLs") and temporary timing differences of the Company) is dependent on the Company's ability to generate taxable income within the carryforward period and the periods in which net temporary differences reverse. Future levels of operating income and taxable income are dependent upon general economic conditions, competitive pressures on sales and margins, postal and other delivery rates and other factors beyond the Company's control. Accordingly, no assurance can be given that sufficient taxable income will be generated for utilization of NOLs and reversals of temporary differences. See Note 10 of the "Notes to Consolidated Financial Statements" in the Company's Annual Report on Form 10-K for the fiscal year ended December 27, 1997.

Restrictions on Dividends

      The Company is restricted from paying dividends on its Common Stock or from acquiring any of its capital stock by certain debt covenants contained in agreements to which the Company is a party. Cash dividends have not been paid on the Common Stock since 1967.

Relationship with NAR and Richemont

      NAR currently owns approximately 45.2% of the Company's outstanding Common Stock on a fully-diluted basis while Richemont owns approximately 19.4% of the Company's outstanding Common Stock on a fully-diluted basis. NAR and Richemont have the power to elect the entire Board of Directors and, except as otherwise provided by law or the Company's Certificate of Incorporation, to approve any action requiring shareholder approval without a shareholders' meeting. Pursuant to Amendment No. 1 to the Joint Venture Agreement of NAR Group Limited among Richemont, Evansville Limited ("Evansville") and Mr. Quasha, dated June 13, 1997, Evansville and Mr. Quasha notified Richemont on or about April 7, 1998 that they are exercising their right to cause NAR to sell and transfer to Richemont and Richemont to purchase on or before May 7, 1998 approximately 25 million shares of Common Stock of the Company. After giving effect to this transaction, Mr. Quasha and NAR will beneficially own approximately 33.3% of the Common Stock and Richemont will beneficially own approximately 64.6% of the Common Stock on a fully diluted basis . Mr. Quasha alone will beneficially own less than 1% of the Common Stock. Following the closing of this transaction, NAR intends to distribute the Common Stock then owned by it to its shareholders pro rata.

Dependence on NAR and Richemont

      As the Company's financial performance deteriorated in 1996 and the first half of 1997, the Company became increasingly dependent on NAR and Richemont and their affiliates for financial support. On December 19, 1996, the Company finalized the Reimbursement Agreement with Richemont. See "RECENT DEVELOPMENTS - Credit Arrangements." There is no assurance that NAR or Richemont or their affiliates will continue to support the Company financially should the Company need such support, since neither NAR nor Richemont nor their affiliates are under any obligation to do so. There is no assurance that should NAR or Richemont or their affiliates cease to provide such financial support, such cessation would not have a material adverse impact on the Company.

Potential Conflicts of Interest

      NAR is the beneficial owner of approximately 45.2% of the Common Stock of the Company as of the date hereof on a fully-diluted basis. Alan G. Quasha, a director and chairman of the Board of Directors of the Company, has been designated by the Board of Directors of NAR to oversee NAR's investment in the Company and may therefore be deemed to be an indirect beneficial owner of such securities beneficially owned by NAR, although Mr. Quasha disclaims such beneficial ownership. See "--Relationship with NAR and Richemont." There can be no assurance that no conflicts of interest will arise as a result of this affiliated relationship.

Shares Eligible for Future Sale

      In the future, NAR will be able to sell shares of Common Stock owned by it in the open market pursuant to an exemption from registration under the Securities Act or by causing the Company to file a registration statement with respect to such shares. NAR has "piggyback" and demand registration rights as provided in a Registration Rights Agreement between it and the Company. Sales of substantial amounts of Common Stock in the public market could adversely affect the market price. NAR has advised the Company that it does not currently intend to sell any shares of voting stock of the Company owned by it, except as noted above under "--

Relationship with NAR and Richemont."

                             THE SELLING STOCKHOLDER

      The Shares to which this Prospectus relates are owned by, and are offered for the account of, the Selling Stockholder, a mutual fund and substantial investor in the Company. On and prior to the date hereof, the Selling Stockholder owned 9,480,440 shares of Common Stock, representing 4.5% of the Company's Common Stock on a fully diluted basis.

      The Selling Stockholder acquired the Shares in a private placement on November 6, 1997 pursuant to a Stock Purchase Agreement dated November 4, 1997 at a price of $1.41 per share for an aggregate purchase price of approximately $5.2 million. The Shares are restricted and have not been registered under the Securities Act of 1933, as amended. The Company also entered into a registration rights agreement with the Selling Stockholder that calls for the Company to use its best efforts to effect the registration of such shares as soon as practicable after April 1, 1998 and has granted certain piggyback registration rights. The Company has the right to delay such registration for a period of not more that ninety calendar days if, in the reasonable judgment of the Board, such filing is not in the best interests of the Company at such time. Such registration is to be effected by the preparation and filing by the Company with the Commission of a registration statement on Form S-3, of which this Prospectus constitutes a part. The Company is to pay all expenses in connection with the registration of such shares.

      Neither the Selling Stockholder nor any of its directors, officers, employees or agents has held any position or office or has had any material relationship with the Company or any of its predecessors or affiliates within the past three years.

                                 USE OF PROCEEDS

      The Company will not receive any of the proceeds from the sale of the Shares offered hereby.

                              PLAN OF DISTRIBUTION

      The Shares offered hereby are being sold by the Selling Stockholder acting as principal for its own account. The Selling Stockholder, directly or through brokers, dealers, underwriters or agents, may sell some or all of such Selling Stockholder's Shares. Any broker, dealer, underwriter or agent participating in a transaction involving the Shares may receive a concession, commission or underwriting discount from the Selling Stockholder and/or from the purchasers of such Shares for whom they may act as agents. The broker, dealer or underwriter may agree to sell a specified number of the Shares at a stipulated price per Share and, to the extent that such person is unable to do so and acting as an agent for the Selling Stockholder, to purchase as principal any of the Shares remaining unsold at a price per Share required to fulfill the person's commitment to the Selling Stockholder.

      A broker, dealer or underwriter who acquires the Shares from the Selling Stockholder as a principal for its own account may thereafter resell such Shares from time to time in transactions (which may involve block transactions and which may also involve sales to or through another broker, dealer, underwriter or agent, including transactions of the nature described above) on the American Stock Exchange, in negotiated transactions or otherwise, at market prices prevailing at the time of the sale or at negotiated prices. In connection with such resales, the broker, dealer, underwriter or agent may pay commissions to or receive commissions from the purchasers of the Shares. The Selling Stockholder also may sell some or all of the Selling Stockholder's Shares directly to purchasers without the assistance of a broker, dealer, underwriter or agent and without the payment of any commissions.

      The Company is bearing all of the costs relating to the registration of the Shares. Any commissions, discounts or other fees payable to a broker, dealer, underwriter or agent in connection with the sale of any of the Shares will be borne by the Selling Stockholder or other persons selling the Shares.

      Any commissions paid or any discounts or concessions allowed to any broker, dealer or underwriter and, if any such broker, dealer or underwriter purchases any of the Shares as principal, any profits received on the resale of such Shares, may be deemed to be underwriting commissions or discounts under the Securities Act.

                                     EXPERTS

      The consolidated balance sheets of the Company and subsidiaries as of December 27, 1997 and December 28, 1996, and the related consolidated statements of income, shareholders' (deficit) equity and cash flows for each of the three fiscal years in the period ended December 27, 1997 and schedules incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                                  LEGAL MATTERS

      The legality of the Shares offered hereby has been passed upon for the Company by Brown Raysman Millstein Felder & Steiner LLP, New York, New York.

================================================================================

No dealer, salesman or any other person has been authorized to give any information or to make any representations, other than those contained in this Prospectus, in connection with the offering made by this Prospectus, and information and representations not herein contained, if given or made, must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby to any person or by anyone in any jurisdiction in which such offer or solicitation may not be made. Neither the delivery of this Prospectus nor any sales made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof or thereof or that there has been no change in the affairs of the Company since the date hereof.

                                TABLE OF CONTENTS

                                                                            Page

Available Information .....................................................    2
Incorporation of Certain
      Documents by Reference ..............................................    2
Private Securities Litigation Reform
      Act Safe Harbor Statement ...........................................    3
The Company ...............................................................    4
Recent Developments .......................................................    6
Risk Factors ..............................................................    9
The Selling Stockholder ...................................................   17
Use of Proceeds ...........................................................   17
Plan of Distribution ......................................................   17
Experts ...................................................................   18
Legal Matters .............................................................   18

================================================================================

================================================================================

                                3,700,000 Shares


                              HANOVER DIRECT, INC.


                                  Common Stock



                                 ---------------

                                   PROSPECTUS
                                       __, 1998

                                 ---------------

================================================================================
e

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

      The estimated expenses in connection with the offering of the Shares, which will be borne by the Registrant, are as follows:

      SEC registration fee ...............................   $ 3,547.38
      Printing and engraving expenses ....................     1,000*
      Legal fees and expenses ............................     5,000*
      Accounting fees and expenses .......................    15,000*
      Blue Sky fees and expenses (including counsel fees)      1,000*
      Miscellaneous expenses .............................       952.62*
                                                             ----------

                             Total .......................   $26,500*
                                                             ==========

*  Estimated

Item 15.    Indemnification of Directors and Officers.

      The Registrant is a Delaware corporation. Section 145 of the Delaware General Corporation Law generally provides that a corporation is empowered to indemnify any person who is made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the Registrant or is or was serving, at the request of the Registrant, in any of such capacities of another corporation or other enterprise, if such director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. This statute describes in detail the right of the Registrant to indemnify any such person.

      Article SEVENTH of the Certificate of Incorporation of the Registrant (referred to therein as the "Corporation") provides, in pertinent part, as follows:

            Indemnification. Except as prohibited by Section 145 of the Delaware General Corporation Law, every director and officer of the Corporation shall be entitled as a matter of right to be indemnified by the Corporation against reasonable expense and any liability paid or incurred by such person in connection with any actual or threatened claim, action, suit or proceeding, civil, criminal, administrative, investigative or other, whether brought by or in the right of the Corporation or otherwise, in which he or she may be involved, as a party or otherwise, by reason of such person being or having been a director or officer of the Corporation or by reason of the fact that such person is or was serving at the request of the Corporation as a director, officer, employee, fiduciary or other representative of the Corporation or another corporation, partnership, joint venture, trust, employee benefit plan or other entity (such claim, action, suit or proceeding hereinafter being referred to as an "action"); provided, however, that no such right of indemnification shall exist with respect to an action brought by a director or officer against the Corporation other than in a suit for indemnification as provided hereunder. Such indemnification shall include the right to have expenses incurred by such person in connection with an action paid in advance by the Corporation prior to final disposition of such action, subject to such conditions as may be prescribed by law. As used herein, "expense" shall include, among other things, fees and expenses of counsel selected by such person, and "liability" shall include amounts of judgments, excise taxes, fines and penalties, and amounts paid in settlement.

            Insurance; Other Funding. The Corporation may purchase and maintain insurance to protect itself and any person eligible to be indemnified hereunder against any liability or expense asserted or incurred by such person in connection with any action, whether or not the Corporation would have the power to indemnify such person against such liability or expense by law or under the provisions of this Article Seventh. The Corporation may make other financial arrangements, which may include, among other things, a trust fund, program of self-insurance, grant of a security interest or other lien on any assets of the Corporation, or establishment of a letter of credit, guaranty or surety, to ensure the payment of such sums as may become necessary to effect indemnification as provided herein.

            Non-Exclusive; Nature and Extent of Rights. The right of indemnification provided for herein (i) shall not be deemed exclusive of any other rights, whether now existing or hereafter created, to which those seeking indemnification hereunder may be entitled under any agreement, by-law or article provision, vote of the stockholders or directors or otherwise, (ii) shall be deemed to create contractual rights in favor of persons entitled to indemnification hereunder, (iii) shall continue as to persons who have ceased to have the status pursuant to which they were entitled or were designated as entitled to indemnification hereunder and shall inure to the benefit of the heirs and legal representatives of persons entitled to indemnification hereunder and (iv) shall be applicable to actions, suits or proceedings commenced after the adoption of this Article Seventh, whether arising from acts or omissions occurring before or after the adoption hereof. The right of indemnification provided for herein may not be amended, modified or repealed so as to limit in any way the indemnification provided for herein with respect to any acts or omissions occurring prior to the adoption of any such amendment or repeal.

            Article IV of the Bylaws of the Registrant also contains the same provisions relating to the indemnification of directors and officers which are set forth in Article SEVENTH of the Certificate of Incorporation of the Registrant.

            The Registrant has purchased insurance to indemnify its directors and certain officers against liabilities incurred as a result of serving in such capacity and has entered into indemnification agreements with certain of its directors.

Item 16.    Exhibits.

      Exhibit                                                            Page
      Number     Description of Exhibit                                 Number
      ------     ----------------------                                 ------

        5        Opinion of Brown Raysman Millstein Felder
                 & Steiner LLP as to the legality of the
                 securities being registered.

       23.1      Consent of Arthur Andersen LLP.

       23.2      Consent of Brown Raysman Millstein Felder
                 & Steiner LLP (included in the opinion set forth as Exhibit 5 to this Registration Statement).

       24        Powers of Attorney of certain directors
                 and officers of the Company (included on pages
                 II-5 and II-6  of this Registration Statement).

Item 17.    Undertakings.

      The undersigned Registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

      Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

            (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering hereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling persons in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Hanover Direct, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Weehawken, State of New Jersey, on the 30th day of April, 1998.

                                          HANOVER DIRECT, INC.


                                          By: /s/ Rakesh K. Kaul
                                              ----------------------------------
                                              Rakesh K. Kaul
                                              President and Chief Executive
                                              Officer

                                POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Rakesh K. Kaul and Larry J. Svoboda, and each of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-3 has been signed below by the following persons in the capacities indicated on April 30, 1998.

      Name                                            Title

/s/ Alan G. Quasha
----------------------------------        Chairman of the Board and Director
Alan G. Quasha

/s/ Rakesh K. Kaul
----------------------------------        Director, President and Chief
Rakesh K. Kaul                              Executive Officer
                                            (principal executive officer)

/s/ Larry J. Svoboda
----------------------------------        Senior Vice President and Chief
Larry J. Svoboda                            Financial Officer
                                            (principal financial officer)

/s/ Ralph Destino
----------------------------------        Director
Ralph Destino


/s/ J. David Hakman
----------------------------------        Director
J. David Hakman


/s/ S. Lee Kling
----------------------------------        Director
S. Lee Kling



----------------------------------        Director
Theodore H. Kruttschnitt


/s/ Elizabeth Valk Long
----------------------------------        Director
Elizabeth Valk Long


/s/ Shailesh J. Mehta
----------------------------------        Director
Shailesh J. Mehta


/s/ Jan P. du Plessis
----------------------------------        Director
Jan P. du Plessis



----------------------------------        Director
Howard M.S. Tanner


/s/ Edmund R. Manwell
----------------------------------        Director
Edmund R. Manwell


/s/ Robert F. Wright
----------------------------------        Director
Robert F. Wright

                                EXHIBIT INDEX
                                -------------

      Exhibit
      Number     Description of Exhibit
      ------     ----------------------

        5        Opinion of Brown Raysman Millstein Felder
                 & Steiner LLP as to the legality of the
                 securities being registered.

       23.1      Consent of Arthur Andersen LLP.

       23.2      Consent of Brown Raysman Millstein Felder
                 & Steiner LLP (included in the opinion set forth as Exhibit 5 to this Registration Statement)

       24        Powers of Attorney of certain directors
                 and officers of the Company (included on pages
                 II-5 and II-6  of this Registration Statement).